SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 1, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 1, 2006 “Ericsson’s Board of Directors propose a Long Term Incentive Plan 2006 for all employees.”

Ericsson Press Releases

Ericsson’s Board of Directors proposes a Long Term Incentive Plan 2006 for all employees

Date: Wednesday, March 1 2006

The Ericsson (NASDAQ:ERICY) Board of directors has decided to present a Long Term Incentive Plan 2006 (“LTI 2006”) at its annual general meeting of shareholders. The LTI 2006 is based upon the same principles as the LTI 2005, which covers all employees, key contributors and senior management.

The Board of Ericsson is convinced that the continuation of long-term incentive programs is essential to retain and in the future recruit key personnel and to develop conditions for the company’s future development and creation of value. The proposed LTI 2006 is designed to offer an incentive for all Ericsson’s employees to participate in their company, to give recognition as a method of retention to key employees and to focus selected top management on driving earnings and provide competitive compensation based on Swedish practice.

The LTI 2006 comprises three parts:

1. The Stock Purchase Plan for all employees, under which participants invest in Ericsson shares during a 12 month period and after three years of holding are matched with one share for each one purchased (1+1).

2. The Key Contributor Program for up to 6,040 key contributors (approximately 10 percent of the total number of Ericsson employees), under which selected participants in the Stock Purchase Plan receive one extra matching share for each one purchased, totally two matching shares (1 + 1 + 1).

3. The Performance Matching Program for up to 220 senior managers, under which up to 170 selected senior managers can receive up to four extra matching shares for each one purchased (1 + 1 + 0-4), up to 49 top senior managers up to six extra matching shares (1 + 1 + 0-6) the CEO up to eight extra matching shares, totally up to five, seven or nine matching shares (1+1+0-8), depending on the outcome of the performance target. Maximum matching shares will be allocated if the average annual growth of Earnings Per Share (EPS) between 1 July 2006 and 30 June 2009 is at or above 15 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 3 percent.

Transfer of own shares: In order to implement the LTI 2006, the Board of Directors has also decided to present to the annual general meeting of shareholders a proposal on transfer of own shares. Not more than 38,400,000 B-shares may be transferred free of consideration to employees covered by the terms of the Long Term Incentive Plan 2006, during the period from November 2006 up to and including November 2010. However, of these shares it shall be possible to transfer, before the annual general meeting of shareholders in 2007, no more than 6,600,000 B-shares at Stockholmsbörsen (the Stockholm Stock Exchange) at a price within the, at each time registered, price interval for the share, in order to cover inter alia social security payments.

Dilution and costs: In order to implement the LTI 2006 a total of 38,400,000 B shares are required, corresponding to approximately 0.24 percent of the total number of outstanding shares. As per 31 December 2005, Ericsson held 268,065,241 own shares. The total effect on the income statement is estimated to range between SEK 827 million and SEK 1,189 million unevenly distributed over the years 2006 - 2010.

The complete proposal of the Board of Directors will be available on Ericsson’s website, www.ericsson.com, latest as from 24 March 2006.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General councel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: March 1, 2006